

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2017

<u>**Via E-Mail**</u>

G. Michael O'Leary, Esq.
Andrews Kurth Kenyon LLP
600 Travis Street
Suite 4200
Houston, TX 77002

> Re: **PennTex Midstream Partners, LP**
> **Amended Schedule 13E-3 filed by Energy Transfer Partners, L.P.**
> **Filed June 2, 2017**
> **File No. 005-88873**
>
> **Amended Schedule TO filed by Energy Transfer Partners, L.P.**
> **Filed June 2, 2017**
> **File No. 005-88873**
>
> **Schedule 13D**
> **Filed November 14, 2016, as amended March 23, 2017**
> **Filed by PennTex Midstream Partners, LLC, Energy Transfer Partners,**
>   **L.P., Energy Transfer Partners GP, L.P., Energy Transfer Partners,**
>   **L.L.C., Energy Transfer Equity, L.P., LE GP, LLC and Kelcy L. Warren**
> **File No. 005-88873**

Dear Mr. O'Leary:

We have reviewed your filings and have the following comments.

Offer Document

Sources and Amount of Funds, page 33

1.   We reissue prior comment 9, in which we requested additional disclosure, as required by Item 1007(d) of Regulation M-A.

Schedule 13D

2.   Refer to the disclosure in the first paragraph of page 7 in the Schedule 14D-9 filed by PennTex Midstream. Please tell us why you did not amend your Schedule 13D promptly

      after May 1, 2017, when Mr. Warren placed a call to Mr. Walker indicating that "it may be the appropriate time to fully consolidate the Partnership with ETF." The call appears to render the then-current Item 4 disclosure no longer materially accurate.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

      Sincerely,

      /s/ Daniel F. Duchovny
      Daniel F. Duchovny
      Special Counsel
      Office of Mergers and Acquisitions